As filed with the Securities and Exchange Commission on May 26, 2023

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Alternative Investment Partners Absolute Return Fund STS

(Name of Subject Company (Issuer))

Alternative Investment Partners Absolute Return Fund STS

(Names of Filing Persons (Offeror and Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Kara Fricke, Esq.

Morgan Stanley Investment Management Inc.

1633 Broadway

New York, New York 10019

(212) 537-1805

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Allison M. Fumai, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$43,191,873 (a)	None. (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	No fee required, pursuant to SEC No-Action Letter to Ironwood Multi-Strategy Fund LLC et al (publicly available April 20, 2017).

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2), and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or provide the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Alternative Investment Partners Absolute Return Fund STS
Form or Registration No.: Schedule TO	Date Filed: November 25, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transactions subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introductory Statement

This is the final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 25, 2022 (the “Statement Filing Date”) by Alternative Investment Partners Absolute Return Fund STS (the “Fund”) relating to an offer to purchase shares of beneficial interest of the Fund (“Shares”) from shareholders of the Fund (“Shareholders”) at their net asset value (i.e., the value of the Fund’s assets minus its liabilities, divided by the number of Shares outstanding) on the terms, and subject to the conditions, set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on the Statement Filing Date. The Fund invests substantially all of its assets in AIP Absolute Return Fund LDC (the “Offshore Fund”), which in turn invests substantially all of its assets in Alternative Investment Partners Absolute Return Fund (the “Master Fund”), and the Fund’s offer to purchase Shares was made at the same time as, and in parallel with, corresponding offers by the Offshore Fund and the Master Fund. The Master Fund’s corresponding offer to purchase shares of beneficial interest in the master fund was in an amount up to 15% of the net assets of the Master Fund, and the offers by the Offshore Fund and, thus, indirectly, the Fund in respect of its Shareholders are subject to the Master Fund’s 15% limitation.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1. Shareholders which desired to tender Shares were required to submit their tenders by 12:00 midnight, Eastern time, on December 26, 2022 (the “Notice Date”). Shareholders were allowed to withdraw any tenders of their Shares until the Offer expired at 12:00 midnight, Eastern time, on January 5, 2023 (the “Expiration Date”).

2. Certain Shareholders validly tendered all or some of their respective Shares (as designated by such Shareholders) as $4,023,012 in the aggregate before the Notice Date and did not withdraw such tenders before the Expiration Date. Those tenders were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of March 31, 2023 (the “Valuation Date”).

4. The payment of the purchase price of the Shares tendered was made in the form of promissory notes respectively given on January 25, 2023 to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about April 27, 2023, to the tendering Shareholders a total of $3,948,452, representing more than 90% of the unaudited net asset value of the total amount of the Shares tendered by Shareholders. The promissory note issued to a Shareholder also entitles such Shareholder to receive a contingent post-audit payment equal to the amount (if any) by which the net asset value of the Shares tendered by such Shareholder and purchased by the Fund as of the Valuation Date (as such net asset value may be adjusted based on the next annual audit of the Fund’s financial statements) exceeds the initial payment to such Shareholder. The post-audit payment will be paid promptly after the completion of the Fund’s annual audit. Proceeds of the initial payment and post-audit payment will be wire-transferred.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND STS

By:	/s/ Francis J. Smith
Name: Francis J. Smith
Title: Treasurer and Principal Financial Officer

Dated: May 26, 2023

[DECHERT LLP LETTERHEAD]

May 26, 2023

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Alternative Investment Partners Absolute Return Fund STS (the “Fund”)
File Numbers 811-21831 & 333-223061

To Whom It May Concern:

I enclose Amendment No. 1 to the Fund’s Schedule TO, to be filed via EDGAR on or about the date hereof in connection with a repurchases offer to be conducted by the Fund.

If you have any questions, please feel free to contact me at (212) 641-5600. Thank you.

Best regards,

/s/ Jonathan Gaines

Jonathan Gaines